Notice to ASX Bank of America Global Metals, Mining & Steel Conference 2025 13 May 2025 Rio Tinto Chief Executive Jakob Stausholm is presenting today at the Bank of America Global Metals, Mining & Steel Conference in Barcelona, Spain at 9am (CET) / 8am (BST). The presentation is attached and is also available at the link below, along with the webcast replay. https://www.riotinto.com/en/invest/presentations/2025/global-metals-mining-steel-conference-2025 EXHIBIT 99.8

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Hope Downs, Pilbara Jakob Stausholm Bank of America Global Metals, Mining and Steel Conference 13 May 2025

©2025, Rio Tinto, All Rights Reserved 2 Cautionary statements This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (together with their subsidiaries,“Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statements. This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto’s financial position, production guidance, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statement. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

©2025, Rio Tinto, All Rights Reserved 3 Our leadership team is building a high-performance culture, driving success in our four objectives Rio Tinto’s top 250 leaders, Karratha, May 2025

Executing our strategy to deliver long-term value

We have shifted from No Growth to Profitable Growth (with options)



Bubble area = current industry size in terms of turnover[1]
2035 industry size in terms of turnover (based on consensus)
Ni
Li
Iron Ore
K (Potash)
Al
Cu
Zn

Key (relevant across slide)
- Current products
- Not currently producing

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	Mining	Processing	Co-/By-products

IRON ORE – THE JEWEL IN THE CROWN (Pilbara, IOC, Simandou[2])

Element	Mining	Processing	Co-/By-products
26 Fe Iron	Iron ore #1 global[3] (production)	Pellets #4 global[4] (production)	

ENERGY TRANSITION – HUGE EXPOSURE (aluminium, copper, lithium)

Element	Mining	Processing	Co-/By-products
13 Al Aluminium	Bauxite #1 global 3rd party supplier[5]	Aluminium #1 western world[6] (production)	Ga Gallium
29 Cu Copper	Aiming to be FASTEST GROWING[7]	1 of only 2 US smelters in operation	Mo Molybdenum, Te Tellurium, S Sulphuric acid …
03 Li Lithium	Industry-leading resource endowment	Global downstream footprint[8]	K Potash

CRITICAL MINERALS – UNIQUE FOOTPRINT

Element	Mining	Processing	Co-/By-products
22 Ti Titanium	Ilmenite #2 global[9] (production)	Titanium dioxide feedstock #1 global (production)	Zr Zircon, Sc Scandium, REE Monazite …
05 B Boron	Boric oxide 24% global market share[10]	Boric oxide #2 global (production)	Li Lithium

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[1] Market sizes are based on volume-weighted 2024 price estimates. Volumes are based on primary production. [2] Simandou is on track for first ore at mine gate in 2025. [3] Based on 2024 total production, including IOC (as per Annual Reports). [4] Based on 2024 seaborne supply (Source: CRU). [5] Based on third party seaborne supply of bauxite in dry metric tonnes 2024. [6] Western world refers to Western Europe, Northern America, Australasia, Central and South America, Africa and excludes China and Russia. [7] Based on growth from 2024 – 2030 base case and probable projects for competitors (Source: Wood Mackenzie Q1 2025 report), and Rio Tinto's ambition for 1 Mtpa copper production this decade. [8] Downstream conversion assets in the US, China, Japan and the UK. [9] Excluding China. [10] Based on internal estimates.

©2025, Rio Tinto, All Rights Reserved
4

©2025, Rio Tinto, All Rights Reserved 5 Exceptional portfolio of projects 1 Ambition for compound annual growth rate (CAGR) for copper equivalent production from 2024 to 2033 including lithium. On track: ~3%1 CAGR production ambition 2024 – 2033 Rincon Arcadium Nuevo Cobre Resolution Oyu Tolgoi Simandou